UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 11) *

KU6 MEDIA CO., LTD.

(Name of Issuer)

Ordinary Shares, Par Value $0.00005 Per Ordinary Share,
and American Depositary Shares, Each Representing 100 Ordinary Shares

(Title of Class of Securities)

48274B103

(CUSIP Number)

Li Han

Group General Counsel

8 Stevens Road, Singapore 257819
Telephone: (+65) 6361 0971

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 6, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons
Tianqiao Chen

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds
AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
The People’s Republic of China

		7	Sole Voting Power
Number of Shares Beneficially Owned by Each Reporting Person With			0

		8	Shared Voting Power
2,334,286,221 Shares (including Shares represented by ADSs) (1)

		9	Sole Dispositive Power
0

		10	Shared Dispositive Power
2,334,286,221 Shares (including Shares represented by ADSs) (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
2,334,286,221 Shares (including Shares represented by ADSs) (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11)
48.9% (2)

14	Type of Reporting Person
IN, HC

(1)	Represents 70% of the 3,334,694,602 ordinary shares, par value $0.00005 per share (the “Shares”) of Ku6 Media Co., Ltd. (the “Company”) (including Shares represented by American Depositary Shares of the Company (“ADSs”), each representing 100 Shares) held by Shanda Media Group Limited (formerly known as Shanda Music Group Limited) (“Shanda Media”), a wholly-owned subsidiary of Shanda Pictures Corporation (“Shanda Pictures”). Shanda Pictures is a wholly-owned subsidiary of Shanda Investment Holdings Limited (“Shanda Investment”), which is wholly-owned by Shanda Interactive Entertainment Limited (“Shanda”). Shanda is wholly-owned by Premium Lead Company Limited (“Premium Lead”). Shanda Media Limited owns 70% of the issued and outstanding share capital of Premium Lead. Shanda Media Limited is wholly-owned by Mr. Tianqiao Chen (“Mr. Chen”).

(2)	Based on amounts deemed to be outstanding as reported in Item 5 of this Amendment.

1	Name of Reporting Persons
Shanda Media Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds
AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
The British Virgin Islands

		7	Sole Voting Power
Number of Shares Beneficially Owned by Each Reporting Person With			0

		8	Shared Voting Power
2,334,286,221 Shares (including Shares represented by ADSs) (1)

		9	Sole Dispositive Power
0

		10	Shared Dispositive Power
2,334,286,221 Shares (including Shares represented by ADSs) (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
2,334,286,221 Shares (including Shares represented by ADSs) (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11)
48.9% (2)

14	Type of Reporting Person
CO, HC

(1)

Represents 70% of the 3,334,694,602 Shares (including Shares represented by ADSs) held by Shanda Media, a wholly-owned subsidiary of Shanda Pictures, which is wholly-owned by Shanda Investment. Shanda Investment is in turn wholly-owned by Shanda, a wholly-owned subsidiary of Premium Lead. Shanda Media Limited owns 70% of the issued and outstanding share capital of Premium Lead. Shanda Media Limited is wholly-owned by Mr. Chen.

(2)	Based on amounts deemed to be outstanding as reported in Item 5 of this Amendment.

1	Name of Reporting Persons
Premium Lead Company Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds
AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
The British Virgin Islands

		7	Sole Voting Power
Number of Shares Beneficially Owned by Each Reporting Person With			0

		8	Shared Voting Power
3,334,694,602 Shares (including Shares represented by ADSs) (1)

		9	Sole Dispositive Power
0

		10	Shared Dispositive Power
3,334,694,602 Shares (including Shares represented by ADSs) (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
3,334,694,602 Shares (including Shares represented by ADSs) (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11)
69.9% (2)

14	Type of Reporting Person
CO, HC

(1)	Represents 3,334,694,602 Shares (including Shares represented by ADSs) held by Shanda Media, a wholly-owned subsidiary of Shanda Pictures, which is wholly-owned by Shanda Investment. Shanda Investment is in turn wholly-owned by Shanda, a wholly-owned subsidiary of Premium Lead. Shanda Media Limited owns 70% of the issued and outstanding share capital of Premium Lead. Shanda Media Limited is wholly-owned by Mr. Chen.

(2)	Based on amounts deemed to be outstanding as reported in Item 5 of this Amendment.

1	Name of Reporting Persons
Shanda Interactive Entertainment Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds
AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
The Cayman Islands

		7	Sole Voting Power
Number of Shares Beneficially Owned by Each Reporting Person With			0

		8	Shared Voting Power
3,334,694,602 Shares (including Shares represented by ADSs) (1)

		9	Sole Dispositive Power
0

		10	Shared Dispositive Power
3,334,694,602 Shares (including Shares represented by ADSs) (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
3,334,694,602 Shares (including Shares represented by ADSs) (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11)
69.9% (2)

14	Type of Reporting Person
CO, HC

(1)	Represents 3,334,694,602 Shares (including Shares represented by ADSs) held by Shanda Media, a wholly-owned subsidiary of Shanda Pictures, which is wholly-owned by Shanda Investment. Shanda Investment is in turn wholly-owned by Shanda, a wholly-owned subsidiary of Premium Lead. Shanda Media Limited owns 70% of the issued and outstanding share capital of Premium Lead. Shanda Media Limited is wholly-owned by Mr. Chen.

(2)	Based on amounts deemed to be outstanding as reported in Item 5 of this Amendment.

1	Name of Reporting Persons
Shanda Investment Holdings Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds
WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
The Cayman Islands

		7	Sole Voting Power
Number of Shares Beneficially Owned by Each Reporting Person With			0

		8	Shared Voting Power
3,334,694,602 Shares (including Shares represented by ADSs) (1)

		9	Sole Dispositive Power
0

		10	Shared Dispositive Power
3,334,694,602 Shares (including Shares represented by ADSs) (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
3,334,694,602 Shares (including Shares represented by ADSs) (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11)
69.9% (2)

14	Type of Reporting Person
CO, HC

(1)	Represents 3,334,694,602 Shares (including Shares represented by ADSs) held by Shanda Media, a wholly-owned subsidiary of Shanda Pictures, which is wholly-owned by Shanda Investment. Shanda Investment is in turn wholly-owned by Shanda, a wholly-owned subsidiary of Premium Lead. Shanda Media Limited owns 70% of the issued and outstanding share capital of Premium Lead. Shanda Media Limited is wholly-owned by Mr. Chen.

(2)	Based on amounts deemed to be outstanding as reported in Item 5 of this Amendment.

1	Name of Reporting Persons
Shanda Pictures Corporation

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds
AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
The Cayman Islands

		7	Sole Voting Power
Number of Shares Beneficially Owned by Each Reporting Person With			0

		8	Shared Voting Power
3,334,694,602 Shares (including Shares represented by ADSs) (1)

		9	Sole Dispositive Power
0

		10	Shared Dispositive Power
3,334,694,602 Shares (including Shares represented by ADSs) (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
3,334,694,602 Shares (including Shares represented by ADSs) (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11)
69.9% (2)

14	Type of Reporting Person
CO, HC

(1)	Represents 3,334,694,602 Shares (including Shares represented by ADSs) held by Shanda Media, a wholly-owned subsidiary of Shanda Pictures, which is wholly-owned by Shanda Investment. Shanda Investment is in turn wholly-owned by Shanda, a wholly-owned subsidiary of Premium Lead. Shanda Media Limited owns 70% of the issued and outstanding share capital of Premium Lead. Shanda Media Limited is wholly-owned by Mr. Chen.

(2)	Based on amounts deemed to be outstanding as reported in Item 5 of this Amendment.

1	Name of Reporting Persons
Shanda Media Group Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds
AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
The British Virgin Islands

		7	Sole Voting Power
Number of Shares Beneficially Owned by Each Reporting Person With			0

		8	Shared Voting Power
3,334,694,602 Shares (including Shares represented by ADSs) (1)

		9	Sole Dispositive Power
0

		10	Shared Dispositive Power
3,334,694,602 Shares (including Shares represented by ADSs) (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
3,334,694,602 Shares (including Shares represented by ADSs) (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11)
69.9% (2)

14	Type of Reporting Person
CO, HC

(1)	Represents 3,334,694,602 Shares (including Shares represented by ADSs) held by Shanda Media, a wholly-owned subsidiary of Shanda Pictures, which is wholly-owned by Shanda Investment. Shanda Investment is in turn wholly-owned by Shanda, a wholly-owned subsidiary of Premium Lead. Shanda Media Limited owns 70% of the issued and outstanding share capital of Premium Lead. Shanda Media Limited is wholly-owned by Mr. Chen.

(2)	Based on amounts deemed to be outstanding as reported in Item 5 of this Amendment.

This Amendment No. 12 amends the statement on Schedule 13D relating to the ordinary shares, par value $0.00005 per share (“Shares”) of Ku6 Media Co., Ltd. (the “Company”), including Shares represented by American Depositary Shares of the Company , each representing 100 Shares (“ADSs”), filed with the Securities and Exchange Commission on September 21, 2009, as amended by Amendments No. 1 to No. 11 thereto (as amended, the “Schedule 13D”). Except as specifically amended by this Amendment, the Schedule 13D remains in full force and effect. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented as follows:

Item 4 of this Amendment is incorporated herein by reference.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows:

Pursuant to an agreement and plan of merger, dated as of April 5, 2016 (the “Merger Agreement”), by and among the Company, Shanda Investment Holdings Limited (“Parent”) and Ku6 Acquisition Company Limited, a wholly-owned subsidiary of Parent (“Merger Sub”), and subject to the terms and conditions thereof, Merger Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving company and becoming a wholly-owned subsidiary of Parent. Under the terms of the Merger Agreement, each ordinary share of the Company (each, a “Share”) issued and outstanding immediately prior to the effective time of the Merger (including Shares represented by ADSs) will be cancelled in consideration for the right to receive US$0.0108 per Share or US$1.08 per ADS, in each case, in cash, without interest and net of any applicable withholding taxes, except for (i) the Shares (including ADSs corresponding to such Shares) beneficially owned by Parent, any Shares held by the Company or any of its subsidiaries and any Shares (including ADSs corresponding to such Shares) held by the depositary and reserved for issuance and allocation pursuant to the Company’s equity compensation plans, in each case, immediately prior to the effective time of the Merger, each of which will be cancelled without payment of any consideration or distribution therefor, (ii) restricted Shares (including restricted Shares represented by ADSs) issued by the Company under the Company’s equity compensation plans, each of which will be cancelled at the effective time of the Merger and thereafter represent only the right to receive the issuance of restricted shares in the surviving company in accordance with the Merger Agreement, and (iii) Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands, which Shares will be cancelled at the effective time of the Merger for the right to receive the fair value of such Shares determined in accordance with the provisions of Section 238 of the Companies Law of the Cayman Islands. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 99.5, and is incorporated herein by reference in its entirety.

The Reporting Persons anticipate that approximately US$16,000,000 is expected to be expended to complete the Merger. This amount includes (a) the estimated funds required by Parent to (i) purchase the outstanding ordinary shares (including ordinary shares represented by ADSs) of the Company at a purchase price of US$0.0108 per ordinary share or US$1.08 per ADS, and (ii) settle the outstanding options to purchase ordinary shares under the Company’s equity compensation plans, and (b) the estimated transaction costs associated with the transactions contemplated by the Merger Agreement (the “Transactions”).

The Parent intends to fund the Transactions through cash at hand.

The Merger, which is currently expected to close in the second half of 2016, is subject to customary closing conditions, including the approval by an affirmative vote of shareholders holding two-thirds or more of the votes represented by the Shares (including Shares represented by ADSs) present and voting in person or by proxy as a single class at the extraordinary general meeting, which will be convened to consider the approval of the Merger Agreement and the Transactions, including the Merger. Parent beneficially owns sufficient Shares to approve the Merger Agreement and the Transactions, including the Merger, and intends to vote in favor of such approval. If completed, the Transactions will result in the Company becoming a privately-held company and, if applicable, the ADSs will no longer be listed on the NASDAQ Global Market.

Item 5. Interest in Securities of the Issuer

(a)–(b) The following information with respect to the ownership of the Shares (including Shares represented by ADSs) by the Reporting Persons is provided:

	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (3)
Tianqiao Chen	0	0	2,334,286,221 (1)	0	2,334,286,221 (1)	2,334,286,221	48.9%
Shanda Media Limited	0	0	2,334,286,221 (1)	0	2,334,286,221 (1)	2,334,286,221	48.9%
Premium Lead Company Limited	0	0	3,334,694,602 (2)	0	3,334,694,602 (2)	3,334,694,602	69.9%
Shanda Interactive Entertainment Limited	0	0	3,334,694,602 (2)	0	3,334,694,602 (2)	3,334,694,602	69.9%
Shanda Investment Holdings Limited	0	0	3,334,694,602 (2)	0	3,334,694,602 (2)	3,334,694,602	69.9%
Shanda Pictures Corporation	0	0	3,334,694,602 (2)	0	3,334,694,602 (2)	3,334,694,602	69.9%
Shanda Media Group Limited	3,334,694,602	0	3,334,694,602 (2)	0	3,334,694,602 (2)	3,334,694,602	69.9%

(1)	Represents 70% of the 3,334,694,602 Shares (including Shares represented by ADSs) held by Shanda Media, a wholly-owned subsidiary of Shanda Pictures, which is wholly-owned by Shanda Investment. Shanda Investment is in turn wholly-owned by Shanda, a wholly-owned subsidiary of Premium Lead. Shanda Media Limited owns 70% of the issued and outstanding share capital of Premium Lead. Shanda Media Limited is wholly-owned by Mr. Chen.

(2)	Represents 3,334,694,602 Shares (including Shares represented by ADSs) held by Shanda Media, a wholly-owned subsidiary of Shanda Pictures, which is wholly-owned by Shanda Investment. Shanda Investment is in turn wholly-owned by Shanda, a wholly-owned subsidiary of Premium Lead. Shanda Media Limited owns 70% of the issued and outstanding share capital of Premium Lead. Shanda Media Limited is wholly-owned by Mr. Chen.

(3)	This percentage is calculated based upon 4,771,610,860 Shares (including Shares represented by ADSs) that were outstanding as of December 31, 2015 as set forth in the Company’s Report on Form 6-K filed with the Securities and Exchange Commission on January 21, 2016.

Except as set forth in this Item 5(a) and (b), to the knowledge of the Reporting Persons, no person identified in Schedule I hereto beneficially owns any Shares.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

The information set forth, or incorporated by reference, in Items 3, 4 and 5 of this Amendment is hereby incorporated by reference in this Item 6.

Item 7. Material to be Filed as Exhibits

The following letter is filed as an exhibit hereto:

Exhibit	Description of Exhibit

99.5	Agreement and Plan of Merger by and among Ku6 Media Co., Ltd., Shanda Investment Holdings Limited and Ku6 Acquisition Company Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TIANQIAO CHEN

April 6, 2016	By:	/s/ Tianqiao Chen
		Name:	Tianqiao Chen

SHANDA MEDIA LIMITED

April 6, 2016	By:	/s/ Tianqiao Chen
		Name:	Tianqiao Chen
		Title:	Director

PREMIUM LEAD COMPANY LIMITED

April 6, 2016	By:	/s/ Tianqiao Chen
		Name:	Tianqiao Chen
		Title:	Director

SHANDA INTERACTIVE ENTERTAINMENT LIMITED

April 6, 2016	By:	/s/ Tianqiao Chen
		Name:	Tianqiao Chen
		Title:	Chairman and Chief Executive Officer

SHANDA INVESTMENT HOLDINGS LIMITED

April 6, 2016	By:	/s/ Tianqiao Chen
		Name:	Tianqiao Chen
		Title:	Director

SHANDA PICTURES CORPORATION

April 6, 2016	By:	/s/ Tianqiao Chen
		Name:	Tianqiao Chen
		Title:	Director

SHANDA MEDIA GROUP LIMITED

April 6, 2016	By:	/s/ Tianqiao Chen
		Name:	Tianqiao Chen
		Title:	Director